SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO

SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Seagate Technology

(Exact name of registrant as specified in its charter)

Cayman Islands	98-0355609

(State of incorporation or organization)	(I.R.S. Employer Identification No.)
P.O. Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Islands

(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class registered	Name of each exchange on which to be each class is to be registered

Common Shares, par value $0.00001 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:

(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

N/A
(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

In the following description of our share capital, we refer to our third amended and restated memorandum and articles of association, as amended and restated on October 28, 2004, as simply our memorandum and articles of association. Our authorized share capital consists of 1,250,000,000 common shares with a par value of $0.00001 per share and 100,000,000 undesignated preferred shares, each with a par value of $0.00001 per share.

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, the Companies Law (2007 Revision) and the common law of the Cayman Islands. The following are summaries of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our common shares, and are qualified in their entirety by reference thereto, which are incorporated by reference herein from Exhibits 3.1, 3.2 and 4.1 hereto.

Common Shares

General. All the issued and outstanding common shares are fully paid and nonassessable. Certificates representing the common shares are issued in registered form. The common shares are issued when registered in the register of shareholders of Seagate Technology. The common shares are not entitled to any exchange, conversion, sinking fund or pre-emptive or redemption rights. Our shareholders may freely hold and vote their shares.

Voting Rights. Each common share is entitled to one vote on all matters upon which the common shares are entitled to vote, including the election of directors. Voting at any meeting of shareholders is by a poll. Our articles of association do not provide for actions by written consent of shareholders.

The required quorum for a meeting of our shareholders consists of a number of shareholders present in person or by proxy and entitled to vote that represents the holders of at least a majority of our issued voting share capital. Shareholders’ meetings are held annually and may only be convened by our board of directors. At least ten days advanced notice is required to convene a shareholders’ meeting. Shareholders do not have the right to call a shareholders’ meeting.

Subject to the quorum requirements referred to in the paragraph above and Cayman Islands law, any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the common shares cast at a general meeting of Seagate Technology, while a special resolution requires the affirmative vote of not less than two-thirds of the votes cast attaching to the common shares. A special resolution is required for matters such as a change of name, amending our memorandum and articles of association and placing us into voluntary liquidation. Holders of common shares, which are currently the only shares carrying the right to vote at our general meetings, have the power, among other things, to elect directors, ratify the appointment of auditors and make changes in the amount of our authorized share capital.

Dividends. The holders of our common shares are entitled to receive such dividends as may be declared by our board of directors. Dividends may be paid only out of profits and out of share premium, subject to a statutory solvency test.

Redemptions. The redemption of our common shares may be effected in such manner as the Company may approve by special resolution while the manner of redemption of preferred shares shall be determined by Board resolution prior to the issuance of the preferred shares.

Liquidation. If we are to be liquidated, the liquidator may, with the approval of the shareholders, divide among the shareholders in cash or in kind the whole or any part of our assets, and may also determine how such division shall be carried out as between the shareholders or different classes of shareholders, and may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the approval of the shareholders, sees fit, provided that a shareholder shall not be compelled to accept any shares or other assets which would subject the shareholder to liability.

Miscellaneous. Share certificates registered in the names of two or more persons are deliverable to any one of them named in the share register, and if two or more such persons tender a vote, the vote of the person whose name first appears in the share register will be accepted to the exclusion of any other.

Undesignated Preferred Shares

Pursuant to our articles of association, our board of directors has the authority, without further action by the shareholders, to issue up to 100,000,000 preferred shares in one or more series and to fix the designations, powers, preferences, and relative participating, optional or other special rights and qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common shares. Our board of directors, without shareholder approval, may issue preferred shares with voting, conversion or other rights that could adversely affect the voting power and other rights of holders of our common shares. Subject to the directors’ duty of acting in the best interests of Seagate Technology, preferred shares can be issued quickly with terms calculated to delay or prevent a change in control of us or make removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of the common shares, and may adversely affect the voting and other rights of the holders of common shares. No preferred shares have been issued and we have no present plans to issue any preferred shares.

Differences in Corporate Law

The Companies Law is modeled after that of England but does not follow recent United Kingdom statutory enactments and differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is understood under U.S. corporate law. While Cayman Islands law does have statutory provisions that provide for the reconstruction and amalgamation of companies, which are commonly referred to in the Cayman Islands as a “scheme of arrangement,” the procedural and legal requirements necessary to consummate these transactions are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States. Under Cayman Islands law and practice, a scheme of arrangement in relation to a solvent Cayman Islands company must be approved at a shareholders’ meeting by a majority of the company’s shareholders who are present and voting (either in person or by proxy) at such meeting. The shares voted in favor of the scheme of arrangement must also represent at least 75% of the value of each class of the company’s shareholders (excluding the shares owned by the parties to the scheme of arrangement) present and voting at the meeting. The convening of these meetings and the terms of the amalgamation must also be sanctioned by the Grand Court of the Cayman Islands. Although there is no requirement to seek the consent of the creditors of the parties involved in the scheme of arrangement, the Grand Court typically seeks to ensure that the creditors have consented to the transfer of their liabilities to the surviving entity or that the scheme of arrangement does not otherwise materially adversely affect creditors’ interests. Furthermore, the court will only approve a scheme of arrangement if it is satisfied that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting or meetings in question;

•	the scheme of arrangement is such as a businessman would reasonably approve; and

•	the scheme of arrangement should otherwise be sanctioned in the exercise of the Grand Court’s general discretion.

If the scheme of arrangement is approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

In addition, if a third party purchases at least 90% of our outstanding shares pursuant to an offer within a four-month period of making such an offer, the purchaser may, during the two months following expiration of the four-month period, require the holders of the remaining shares to transfer their shares on the same terms on which the purchaser acquired the first 90% of our outstanding shares. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Shareholders’ Suits. Our Cayman Islands counsel is not aware of any reported class action or derivative action having successfully been brought in a Cayman Islands court. In principle, we would normally be the proper plaintiff in any action brought on behalf of the Company, and an action may not be prosecuted on our behalf by a minority shareholder other than pursuant to a derivative action with the leave of the Cayman Islands court. Based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, a minority shareholder may be able to pursue litigation either on its own behalf or through a derivative action in circumstances in which:

•	a company is acting or proposing to act illegally or outside the scope of its corporate authority;

•	the act complained of, although not acting outside the scope of its corporate authority, could be effected if duly authorized by more than the number of votes which have actually been obtained;

•	the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or

•	those who control the company are perpetrating a “fraud on the minority.”

Taxes

The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or our shareholders. The Cayman Islands are not party to any double taxation treaties.

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our articles of association provide for indemnification of officers and directors for losses, damages, cost and expenses incurred in their capacities as such, except if they acted in a fraudulent or dishonest manner or willfully breached their obligation to act honestly, lawfully and in good faith with a view to our best interests.

Inspection of Books and Records

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited consolidated financial statements.

Transfer Agent

We have appointed Computershare Trust Company, Inc. as the transfer agent for the common shares.

Listing

Our common shares have been approved for listing on the Nasdaq Stock Market LLC under the trading symbol “STX”.

Prohibited Sale of Securities under Cayman Islands Law

An exempted company such as us that is not listed on the Cayman Islands Stock Exchange is prohibited from making any invitation to the public in the Cayman Islands to subscribe for any of its securities.

Item 2. Exhibits.

The following documents are filed as a part of the registration statement (or incorporated by reference as indicated below):

Exhibit No.	Description

3.1	Third Amended and Restated Memorandum of Association of Seagate Technology (formerly known as Seagate Technology Holdings) (incorporated by reference to Exhibit 3.1 to the registrant’s quarterly report on Form 10-Q (file no. 001-31560) filed with the SEC on October 29, 2004).

3.2	Third Amended and Restated Articles of Association of Seagate Technology (formerly known as Seagate Technology Holdings) (incorporated by reference to Exhibit 3.2 to the registrant’s quarterly report on Form 10-Q (file no. 001-31560) filed with the SEC on October 29, 2004).

4.1	Specimen Common Share Certificate (incorporated by reference to Exhibit 4.4 to amendment no. 1 to the registrant’s registration statement on Form S-1 (reg. no. 333-100513) filed with the SEC on November 8, 2002)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Seagate Technology

September 15, 2008

By:	/s/ Kenneth M. Massaroni
Name: Kenneth M. Massaroni Title: Senior Vice President, General Counsel and Corporate Secretary